UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number :   1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                     .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Material Change Report dated December 17, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

Quebecor World Inc.

612 St-Jacques Street

Montreal, Quebec

H3C 4M8

Item 2.    Date of Material Change

December 17, 2007

Item 3.    News Release

A press release was issued by Quebecor World Inc. (“Quebecor World”) on December 17, 2007. A copy of the press release is attached hereto as Schedule A and forms an integral part hereof.

Item 4.    Summary of Material Change

On December 17, 2007, Quebecor World announced the appointment of Mr. Jacques Mallette as President and Chief Executive Officer of Quebecor World replacing Mr. Wes Lucas. Mr Mallette’s appointment is effective immediately as of the date of the attached press release.

Quebecor World also announced the resignation of Reginald Brack as a director of Quebecor World and the appointment of Jean La Couture to replace Mr. Brack on the board of directors of Quebecor World effective immediately as of the date of the attached press release.

Item 5.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6.    Omitted Information

Not applicable.

Item 7.    Executive Officer

For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567-7070 or

Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer, at (514) 877-5143 or (800) 567-7070.

Item 8.    Date of Report

December 17, 2007

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SCHEDULE A – PRESS RELEASE

See attached.

December 17, 2007

35/07

For immediate release

QUEBECOR WORLD

APPOINTS JACQUES MALLETTE PRESIDENT AND CEO

Montréal, Canada – Quebecor World Inc. (TSX:IQW, NYSE:IQW) announced today that Jacques Mallette has been appointed President and CEO effective immediately and that Wes Lucas is leaving the Company to pursue other opportunities. The Board of Director believes that Mr. Mallette’s background, leadership and experience are important to ensuring the Company is successful in executing its current business plan.

Jacques Mallette has been Executive Vice-President and Chief Financial Officer of Quebecor World since September of 2005 and has been involved in all aspects of the Corporation including operations and customer relations. Mr. Mallette first joined Quebecor as Executive Vice President and Chief Financial Officer of Quebecor Inc. and Quebecor Media in March 2003. Previously, he held the position of President and Chief Executive Officer of Cascades Boxboard Group Inc. During his 8-year tenure at Cascades, he also held the positions of Executive Vice President and Chief Financial Officer. He holds a Bachelors Degree from the University of Montreal and is a member of the Order of Chartered Accountants of Quebec.

Mr. Lucas joined Quebecor World in May, 2006 and is leaving the Company to pursue other opportunities in the United States and Quebecor World wishes him well in his future endeavors.

The Board of Directors has accepted the resignation of Reginald Brack as a director, for personal reasons and is pleased to announce the appointment of Jean La Couture as a director of the Corporation. Mr. La Couture is a fellow of the Quebec Order of Chartered Accountants. He was managing director of a major Canadian accounting firm before becoming President and Chief Executive Officer of The Guarantee Company of North America. In 1995, he created Huis Clos Ltd. which specializes in management mediation as well as in civil commercial negotiations. He also serves as a member of the board of Quebecor Inc., the Board of Innergex Power Trust(Chairman of the fiduciary council,

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Acquisitions Committee, Audit Committee and Corporate Governance Committee) and Immunotec Inc. (Chairman of the Audit Committee).

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of December 17, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW, NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for

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publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 27,500 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further information contact:

Tony Ross

Vice President, Communications

Quebecor World Inc.

(514) 877-5317

(800) 567-7070

Roland Ribotti

Vice President, Investor Relations

and Assistant Treasurer

Quebecor World Inc.

(514) 877-5143

(800) 567-7070

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie-É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Assistant Corporate Secretary

Date:	December 19, 2007